Athersys, Inc.
3201 Carnegie Avenue
Cleveland, Ohio 44115-2634
March 7, 2011
Correspondence Filing Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Jim Rosenberg, Senior Assistant Chief Accountant Christine Allen, Staff Accountant Melissa N. Rocha, Accounting Branch Chief

Re:	Athersys, Inc. Form 10-K for the Year Ended December 31, 2009 Form 10-Q for the Quarter Ended September 30, 2010 File No. 001-33876
Ladies and Gentlemen:
Athersys, Inc., a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 25, 2011 (the “Comment Letter”), with respect to the Company’s response letter of January 20, 2011 with regards to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”) and the Company’s Form 10-Q for the quarter ended September 30, 2010 (the “Form 10-Q”).
Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.
Form 10-K for the Year Ended December 31, 2009
Notes to Consolidated Financial Statements
B. Accounting Policies, page 51
Revenue Recognition, page 52
1.	Comment: We acknowledge your response to comment 2. You state that “the licensee fee, R&D support and the performance of manufacturing services represent one bundled unit for revenue recognition purposes because the Company could not demonstrate vendor specific objective and reliable evidence or reliable third party evidence of the fair value of the undelivered items. .. .” Please reconcile your statement that revenue for manufacturing services is recognized when performed with your assertion that manufacturing services are included as an undelivered element in a bundled arrangement with the license fee and R&D support. Please clarify whether the undelivered element relates to any manufacturing services and whether or not the manufacturing services should be accounted for as a separate unit of accounting or included with R&D Support and the license fee as one bundled unit of accounting. Your response should consider section four of the Collaboration and License Agreement that a third party can provide the manufacturing services upon approval by Pfizer. If a third party can provide the manufacturing services, please explain why you are not able to determine vendor specific objective and reliable evidence or reliable third party evidence of the fair value for the manufacturing services and how using a third party was contemplated in your determination of one bundled unit of accounting.

Securities and Exchange Commission
March 7, 2011

Response: To reconcile our statement as requested in comment 1 above, we recognize revenue from manufacturing services beginning upon the culmination of the earnings process (e.g., when the clinical product is designated for the Pfizer clinical trial and meets product release conditions) and amortize revenue earned over the remainder of the performance period for the bundled unit of accounting (R&D Support term). In future filings, we will clarify our disclosure to more fully describe our accounting for manufacturing services under this arrangement.
The Company evaluated the deliverables under this arrangement at the time of entering into the agreement, and concluded that the manufacturing services were an undelivered element and should be bundled with the R&D Support and the license fee since, at that time, there was not objective and reliable evidence of the fair value for the manufacturing services to be performed under the agreement.
A determination of the estimated fair value of the manufacturing deliverable under the Pfizer arrangement would require, among other things, estimation of the fair value of services performed by a contract manufacturer, services performed by a central processing lab, and costs for serum, testing and shipping. Clinical product (cells) for a clinical trial are produced in manufacturing campaigns of varying duration and number, neither of which are known at the time of execution of the arrangement and cell runs are batched and designated for a particular stage of a clinical trial (e.g., the most significant manufacturing campaign for this trial is yet to be initiated). The manufacturing services are lumped into these campaigns and can span several months, depend on the ongoing cell requirements for the trial and related manufacturing volumes, and vary from trial to trial. Pricing for manufacturing services is influenced by the volume of cells required at various stages in the clinical trial process (e.g., size, dosing regimen and timing of ongoing cohorts, the cell formulations, delivery methods, and the results of interim testing). These variables would have to have been known in advance if a third party was to provide the manufacturing services and to be able to estimate the fair value of these services.
At the time we entered into the agreement, we could not reasonably estimate, among other things: trial design, dosing levels, number of patients in the study, product formulation, delivery method of the cells, potential requirement for central processing labs, number and location of clinical sites, international sites requiring the use of an European qualified manufacturing suite, process development initiatives that impact cost, or testing requirements. These variables affect the overall volume of cells that need to be produced, pricing of the manufactured cells, and costs for central processing, testing, shipping costs and serum. Thus, we were unable to reasonably estimate the value of these services at the time we entered into the Pfizer agreement, even taking into consideration our ability to use a third-party manufacturer. Although section 4 of the Pfizer agreement included preliminary estimates for the cost of a standard dose and a targeted number of patients, reasonable estimates were only available after a determination of the trial design, including number of patients, number and size of doses, and processing requirements, which have been evolving over these many months following the signing of the agreement. These factors directly impact the volume of cells needed for the trial. Furthermore, due to potential pricing variability and various unknown factors that influence future pricing, we were unable to establish vendor specific objective and reliable evidence for the manufacturing services to be performed under this agreement.

Securities and Exchange Commission
March 7, 2011

2.	Comment: Regarding your response to comment 2 as it relates to your responsibilities under the joint steering committee (JSC), please explain how you determined there are no activities “requiring any unique skills, expertise, or a specific level of participation” as it relates to your responsibilities or potential responsibilities in the Development & Regulatory Committee under the JSC. In your response, tell us how you arrived at your conclusion in light of what we note from the agreement that you may be assigned any “material obligation or activity” related to the clinical development plan of a clinical development candidate. We also note that your failure to perform any “material obligation or activity” assigned by the committee may result in Pfizer suspending or terminating “all responsibilities of the JSC and the Development & Regulatory Committee in respect to that Licensed Product.” Additionally, please tell us the term of the joint steering committee, when your responsibilities to the committee end and if these responsibilities extend beyond the period you are amortizing the up-front license fee. If appropriate, please reevaluate your participation in and accounting for the JSC as it relates to the agreement.
Response: As noted in comment 2 above, section 5.2(b) of the Pfizer agreement states that Pfizer may terminate the responsibilities of the JSC and the Development & Regulatory Committee in the event Athersys fails to perform material obligations or activities, which implies that we would or could have a performance obligation or responsibility requiring specific skills or participation with respect to the JSC. However, we have no defined responsibilities at the JSC or within the context of a clinical development plan, other than to review progress and address open questions in particular related to research and manufacturing. With respect to the clinical development plan, Pfizer has exclusive control over plan development. While Pfizer may propose we take on a specific activity or responsibility in the context of the clinical development plan, and we may elect to take on that responsibility, there is no defined responsibility beyond our general obligation, under section 3.6(b), to keep Pfizer informed of our regulatory activities involving the cell products outside of the license field (i.e., not related to the field license that was granted under this agreement) and to work in alignment with Pfizer with respect to its regulatory activities in the field. Similarly, under sections 3.1 and 3.6(a) of the agreement, Pfizer has obligations to keep us informed of such regulatory activities. Failure to perform these obligations is not grounds for Pfizer’s termination of the agreement nor can it cause the Company’s loss of the license fee or R&D support under the agreement.
Though Pfizer agreed to reciprocal regulatory information sharing and alignment, and it was willing to accommodate our interest in accomplishing this through the JSC and Development & Regulatory Committee so long as we were working with similar purpose, it required the termination provision to protect its negotiated right to solely determine the development plan and execute the plan. Specifically, Pfizer was concerned about our potential compliance under the agreement in the event we were acquired by a third party with interests not aligned with Pfizer’s interest in developing the product. Pursuant to schedule 5.5 of the agreement, there are no specific regulatory responsibilities listed, and the responsibilities listed related to the clinical development plan could be accomplished by Pfizer without the Company’s assistance, thus not requiring any unique skills, expertise, or a specific level of participation.
The termination language in section 5.2(b) of the agreement provides Pfizer with a mechanism to eliminate the Company’s involvement in the JSC and the Development & Regulatory Committee, which further supports the Company’s position that its participation on the JSC is not a substantive performance obligation under the agreement. By terminating the JSC and the Development & Regulatory Committee, Pfizer would no longer be required to permit the Company (or its successor) to participate as an observer in all aspects of clinical development pursuant to section 3.1 of the agreement. The termination of the JSC is not grounds for Pfizer’s termination of the agreement nor would the Company’s failure to perform any material activities on the Development & Regulatory Committee result in its loss of the license fee or R&D support under the agreement.

Securities and Exchange Commission
March 7, 2011

The Company has no material obligations under the JSC or its subcommittees because Pfizer has the tiebreaker vote over all JSC matters pursuant to section 5.7 of the agreement. Athersys’ participation in the JSC is to observe and advise. Moreover, the rights conveyed to Pfizer throughout most of the agreement are not dependent upon anything the JSC or a subcommittee does — the exclusive licenses granted for example apply to Licensed Products, and are independent of the existence of the JSC or its actions. All of the obligations of the parties are not dependent upon any JSC or subcommittee decisions (which Pfizer controls).
As described in section 5.4 of the Pfizer agreement, the JSC and research committee are not required to meet beyond the Research Term, which is the same period for amortizing the up-front license fee. After such period, the parties would voluntarily and mutually agree to future JSC meetings.
Form 10-Q for the Quarter Ended September 30, 2010
Note 6. Collaboration Agreements and Revenue Recognition, page 9
RTI Biologics. Inc.
3.	Comment: We acknowledge your response to comment five and six. It is not clear why you are using the “probable” time that Athersys will complete all substantive responsibilities and obligations under the contract as the period over which to recognize revenue when the License and Technical Assistance agreement has a specific definition for the term at section 6.1 as follows:
“ ...the term of this Agreement shall be for the longer of (i) five (5) years from the Effective Date of this Agreement, (ii) two (2) years after the last sale or distribution of a MAPC Technology Product by RTI or any of its Affiliates, (iii) the active life of any past, present, or future issued patents within the Athersys Technology, wherein said claims would be infringed by the MAPC Technology Products but for the licenses granted pursuant to this Agreement, or (iv) the life of trade secrets within the Athersys Technology applicable to RTI’s manufacture of MAPC Technology Products.”
Please tell us how you determined that the probable time to complete substantive responsibilities and obligations under the contract correlates to what is defined in section 6.1 of the agreement and is the appropriate period over which to recognize your license fee. Additionally, please tell us the business reason you entered into an agreement to provide technical assistance with the stated terms when you believe your substantive responsibilities and obligations will be completed in a little over one year. In responding, please consider that this agreement is to provide a license and technical assistance.

Securities and Exchange Commission
March 7, 2011

Response:
The license granted to RTI is a perpetual license, spanning the active life of any past, present, or future issued patents within the Athersys Technology or a longer period if product sales are realized by RTI. RTI continues to have the rights to the license as long as they are developing a commercially viable product. The agreement contains a five-year potential term and a five-year diligence provision in section 6.1.3, the purpose of which is to ensure that RTI uses the license to develop a commercial product on which Athersys will earn royalties, and to prevent RTI from just holding the license without commercializing a product.
Since the license is perpetual, the Company is using its estimated period for performance obligations as the period in which to amortize the revenue. Athersys has no obligation under the agreement once it has completed the delivery of the technical assistance associated with the technology transfer activities, which are estimated to be completed in fourth quarter of 2011. The license was delivered at the beginning of the agreement and there is no other performance required of Athersys other than to see if RTI is able to develop a commercially viable product via technology transfer.
The five-year contract term was used as a legal backstop to the agreement, since the other term definitions were not definitive (e.g., 6.1(ii)-(iv) are typically found in royalty arrangements and are more ambiguous). For example, assuming two years into the agreement, 6.1(ii) through (iv) become non-applicable, then the parties would only have to share collaborative data, for example, pursuant to section 3.4 for three more years. It was that type of business negotiation that led to the use of a fixed, numerical term, as opposed to the five-year period being related to a license term. If there are no events of default and RTI is marketing product, the license continues with no further actions or costs to continue or renew the license. Only in an event of default of RTI, including RTI’s failure to develop a commercially viable product, does the license revert back to Athersys.
The Company has specific responsibilities and obligations in the RTI collaboration that were negotiated and approved by both parties that are expected to be complete no later than the fourth quarter of 2011, as set forth in the Collaboration Plan provided to the SEC in its unredacted form. These responsibilities are essentially technology transfer activities that occur in a relatively short period of time. After that point in time, it is estimated that the Company will have no further obligation to provide any substantive services or deliverables to RTI. The stated term of the agreement, i.e., five years, does not correlate to the period in which substantive technical services are to be provided to RTI. Furthermore, section 3.2 of the agreement, as unredacted, specifies a date in which the parties expect that the Athersys tasks will be completed, and further states that if costs exceed the amount specified, Athersys will be reimbursed for such overage (and the unredacted amount is consistent with level of services to be provided by the Company over this period). After the activities under the Collaboration Plan are complete, the Company’s obligations that run through the term of the agreement, which is perpetual as long as RTI is developing a commercially viable product, are described in section 3.3 of the agreement and are not substantive, such as being reasonably available to consult with RTI on issues related to the cells, periodic regulatory requests and permitting the Company’s contract research organization to cooperate with RTI.

Securities and Exchange Commission
March 7, 2011

Bundled revenue for the technical assistance and the license cannot be recognized over a perpetual license term and therefore the estimated performance period for the technical assistance obligations is used as the period over which the revenue is being amortized.
As noted in our previous response, this collaboration is not a core focus of the Company, which is why it is not expected to consume a significant amount of the Company’s time and resources. The technical assistance provided by the Company is intended to allow RTI to work independently of the Company in a relatively short period of time. Through the date of this letter there have been no significant changes to the estimated performance period.
* * *
In connection with the above response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-426-3565.

Sincerely,
/s/ Gil Van Bokkelen
Gil Van Bokkelen
Chief Executive Officer